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August 2, 2011

<u>VIA EMAIL</u>

Office of Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20546
dcaoletter@sec.gov

RE: Request for Waiver
      Nevada Gold & Casinos, Inc. (CIK 0000277058)
      Form 8-K/A filed September 15, 2010
      File No. 001-15517

Dear Sir/Madam,

Nevada Gold & Casinos, Inc. ("<u>we</u>" or the "<u>Company</u>") is hereby submitting a request for waiver from the requirements of Rule 8-04 of Regulation S-X (the "<u>Rule</u>") which requires us to furnish the Securities and Exchange Commission ("Commission") two years of audited financial statements of the assets we acquired on July 23, 2010. For reasons identified below, in lieu of the audited financial statements of the acquired assets, we are asking the Commission to give us the permission to furnish one year of the audited financial statements along with a pro-forma balance sheet and statement of operations of the acquired assets to be included in our Form 8-K/A.

<u>Acquired Business</u>

On April 14, 2010, the Company entered into an Asset Purchase Agreement with Grant Thornton Ltd., a court-appointed receiver (the "<u>Receiver</u>") for Big Nevada, Inc., Gameco, Inc., Gaming Consultants, Inc., Gaming Management, Inc., Golden Nugget Tukwila, Inc., Hollydrift Gaming, Inc., Little Nevada, Inc., Mill Creek Gaming, Inc., Royal Casino Holdings, Inc. and Silver Dollar Mill Creek, Inc. (collectively, the "<u>Sellers</u>"), to acquire selected assets of the Sellers, namely, the assets of six card rooms and their administrative office, all located in the State of Washington. The remaining assets of the Sellers, which were not acquired by the Company, consisted of three additional card rooms. The Sellers have been in receivership since June of 2009 following a filing for bankruptcy protection by the Sellers' parent company, Evergreen Gaming Corporation, a British Columbia, Canada, corporation. The required disclosure at the time the Asset Purchase Agreement was entered into was made in the Company's current reports filed on Forms 8-K and 8-K/A on April 15 and April 23, respectively. The purchase of the selected assets of the Sellers was completed on July 23, 2010 following which the Company filed Forms 8-K and 8-K/A on July 29, 2010 and September 15, 2010, respectively.

Financial Statements of the Acquired Assets

The Rule provides that, *inter alia*, should an issuer meet certain conditions with regard to the acquisition of a business (i.e., the "significance test"), it is required to furnish to the Commission audited financial statements of the acquired business. Due to the fact that audited stand-alone financial statements of the Sellers' selected assets we acquired have not been prepared, Item 9.01(a) of Form 8-K/A filed on September 15, 2010 included Sellers' audited consolidated and consolidating financial statements for the fiscal year ended December 31, 2009, prepared under the name of Gaming Consultants, Inc. and affiliates. Our calculation of the significance test was prepared by compiling the Sellers' unaudited balance sheets of the acquired assets as of April 30, 2010 and the statements of operations of the acquired assets for the twelve months ended April 30, 2010, compared to the Company's audited financial statements for the fiscal year ended April 30, 2010. The results of this significance test indicated that audited financial statements of the Sellers were required to be furnished to the Commission only for the most recent fiscal year (i.e., December 31, 2009).

The Sellers' December 31, 2009 audited financial statements included assets of three card rooms we did not acquire. We, along with our external auditors and the external audit firm of the Sellers, have determined that a separate audit of the selected assets we acquired was impractical as a result of the bankruptcy and more than twelve months of receivership.

Commission's Comment Letter and Reassessment of the Significance Test

On February 4, 2011, we received a Comment Letter from the Commission inquiring as to, among other matters, our determination that only one year of the Seller's audited financial statements needed to be included in our Form 8-K/A filed September 15, 2010. After re-assessment of the significance test by comparing the Sellers' audited financial statements for the fiscal year ending December 31, 2009 (supported by the supplemental schedules thereto) and the Company's audited financial statements for the fiscal year ending April 30, 2010, we have recognized that one of the revised income tests resulted in one of the significance tests being greater than 40%, therefore, requiring us to furnish to the Commission two years of audited financial statements of the acquired business.

We had previously been informed by the Receiver that the Sellers had not been audited for the fiscal year ended December 31, 2008 but, following our repeated requests, the

Receiver provided us the December 31, 2008 audited financial statements of Washington Gaming, Inc. ("WGI"), a direct parent of the Sellers and wholly-owned subsidiary of Evergreen Gaming Corporation. Please note that the audited financial statements of WGI for the fiscal year ended December 31, 2008 include assets which were not a part of the bankruptcy proceedings. We have requested permission from WGI to include these statements in our Form 8-K/A. WGI has informed the Company, in writing, that they will not give us permission to include their financials in our Form 8-K/A as they contain information related to Evergreen Gaming Corporate not previously released to the public.

Pro-Forma Financial Statements

Accordingly, we submit this request for your waiver from the requirement to furnish two years audited financial statements of the selected assets we acquired on July 23, 2010. We request that we be allowed to furnish the Commission with one year of audited financial statements of Gaming Consultants, Inc. and affiliates together with a pro-forma balance sheet and statement of operations that carves out the assets and operations not acquired by us in our revised 8-K/A. We will file our Form 8-K/A promptly upon receiving your approval to our request.

Should you have any questions or need any additional information in order to reach your decision, please feel free to contact me at (713) 621-2245 or via email at jkohn@nevadagold.com.

Your positive response to our request will be greatly appreciated.

Sincerely,

James J. Kohn
Chief Financial Officer

cc: Robert Sturges, CEO
        Francis Ricci, Audit Committee Chairman
        Branko Milosevic, Associate General Counsel
        Judith A. Stephenson, Corporate Controller
        Marty J. Lindle, Pannell Kerr Forster of Texas, P.C.